Exhibit 99.4

AMENDMENT 2006-1

TO THE

CEPHALON, INC.

401(K) PROFIT SHARING PLAN

WHEREAS, Cephalon, Inc. (the “Company”) maintains the Cephalon, Inc. 401(k) Profit Sharing Plan (the “Plan”) for the benefit of its eligible employees and eligible employees who are employed by certain of the Company’s affiliates;

WHEREAS, the Company desires to amend the Plan to increase the maximum percentage of compensation that a participant may elect to defer to the Plan as a salary deferral; and

WHEREAS, pursuant to Section 15.01 of the Plan, the Chief Executive Officer of the Company may make all technical, administrative, regulatory and compliance amendments to the Plan, and any other amendment that will not significantly increase the cost of the Plan to the Employer, as the Senior Vice President and Chief Administrative Officer (formerly known as the Senior Vice President, Human Resources) shall deem necessary or appropriate without such approval.

NOW, THEREFORE, in accordance with the foregoing, effective as of January 1, 2007, the Plan is hereby amended as follows:

Section 6.01 of the Plan is hereby amended in its entirety to read as follows:

“Sec. 6.01               Salary Deferral Election.

(a)           Subject to the limitations set forth in Section 6.05 or elsewhere in this Plan, each active Participant may, in the manner prescribed by the Plan Administrator, elect to reduce his Compensation (such reduction constituting a Salary Deferral) on and after the effective date of the election through payroll reductions by an amount equal to from one percent (1%) to one hundred percent (100%), in whole percentages, of his Compensation (net of taxes and all withholdings applied to his Compensation by the Employer whether pre-tax or after-tax) for any payroll period.  Notwithstanding the foregoing, in accordance with procedures prescribed by the Plan Administrator, the Plan Administrator may permit active Participants to make special Salary Deferral elections applicable during the last paycheck of the Plan Year in excess of such percentage limits; provided that such active Participant’s Salary Deferrals for such Plan Year shall not exceed such percentage limits when applied to the entire Plan Year.

(b)           A Participant who will attain age 50 prior to the end of a Plan Year may elect to reduce his Compensation by any specified dollar amount; provided, however, that (1) Salary Deferrals shall not be treated as contributed pursuant to this subsection (b) unless the Participant is unable to make additional Salary Deferrals for the Plan Year under subsection (a) due to limitations imposed by the Plan or applicable federal law and (2) the amount contributed pursuant to this subsection (b) for any Plan Year may not exceed the lesser of (1) $5,000 (or such other amount as may be applicable under section 414(v) of the Code) or (2) the excess of the Participant’s Statutory Compensation for the Plan Year over the Salary Deferrals contributed on the Participant’s behalf under Section 6.01(a)  for the Plan Year.  Salary Deferrals under this subsection (b) shall not be subject to the limitations described in Sections 5.05, 6.04(c) or 6.05.  Salary Deferrals under this subsection (b) shall be deducted from a Participant’s Compensation each payroll period based on the total dollar amount elected by the Participant for such Plan Year divided by the number of pay periods in the Plan Year to which such additional Salary Deferral election relates. “

IN WITNESS WHEREOF, to record the adoption of this Amendment 2006-1 to the Plan, the Chief Executive Officer of the Company, acting within the scope of the Chief Executive Officer’s authority under the Plan, has caused the execution of this Amendment 2006-1 to the Plan, this 16th day of January 2006.

CEPHALON, INC.

By:	/s/ Frank Baldino, Jr.

Title: Chief Executive Officer